VOYA LETTERHEAD

LEGAL / PRODUCT FILING UNIT
ONE ORANGE WAY, C2N
WINDSOR, CT 06094-4774

PETER M. SCAVONGELLI

SENIOR COUNSEL

PHONE:  (860) 580-1631  |  EMAIL:  PETER.SCAVONGELLI@VOYA.COM

March 25, 2022

VIA EDGAR CORRESPONDENCE

Mr. Patrick Scott, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Voya Retirement Insurance and Annuity Company and its Variable Annuity Account C

Correspondence in relation to Post-Effective Amendment No. 26 to Registration Statement on Form N-4

Prospectus Title:  Voya Flexible Income

File Nos.:  333-109622 and 811-02513

Mr. Scott:

On behalf of Voya Retirement Insurance and Annuity Company (the "Company") and its Variable Annuity Account C (the "Account") we are responding to your comments conveyed to us over the telephone on February 8, 2022, in relation to the Post-Effective Amendment No. 26 (“PEA No. 26”) to the Registration Statement filed under Rule 485(a) of the Securities Act of 1933 (the “1933 Act”) on December 13, 2021. The following summarizes your comments, and our responses to those comments.

Comment No. 1 - On the cover of the Registration Statement why did we check off delaying and not immediate?

Response No. 1 -Apologies for the error and confusion. We have checked off “immediate” for all additional 485(a) filings.

Comment No. 2 - In the Charges for Early Withdrawals section under the Key Information table delete “(3) not exceed 8.5% of Purchase Payment Periods.”

Response No. 2 - We have made this revision as requested.

Comment No. 3 - In the Transaction Charges section under the Key Information table, change bulleted item to a sentence and delete the word “and” at the end of that bulleted item.

Response No. 3 - We changed the bulleted item to a sentence and removed the word “and” at the end of that bulleted item.

PLAN | INVEST | PROTECT	Voya Logo

U.S. Securities and Exchange Commission

Comment No. 4 - Since there is one class of contract, you need to delete “(varies by Contract class)” in the Ongoing Fees and Expenses section of the Key Information table. Also delete in the Ongoing Fees and Expenses “Least expensive combination of Contract classes and Fund fees and expense” and “Most expensive combination of Contract classes, optional benefits.”

Response No. 4 - We have made these revisions as requested.

Comment No. 5 - In the Optional Benefits section of the Key Information table you need to add the Five-Year Guaranteed Minimum Income Feature.

Response No. 5 - We have revised to include the following:  See “FEE TABLE - Annual Contract Expenses” for Contracts with the Five-Year Guaranteed Minimum Income Feature.

Comment No. 6 - Item 3(b) calls for phases of the Contract, so describe under the Purpose subsection of the OVERVIEW OF THE CONTRACT section phases of the Contract. The way it is written isn’t for long term participants.

Response No. 6 - Since this is an immediate annuity it does not have contract phases.  We will remove references to phases of the Contract in the 485(b) filing and apologies for the oversight.

Comment No. 7 - Delete the “S” from FEE TABLES.

Response No. 7 - We have made this revision as requested.

Comment No. 8 - Under the FEE TABLE section reconcile in the Transaction Expenses that there is no surrender charge and clean up the legend.

Response No. 8 - We have stated that there are no surrender charges under the Contract.  We have also edited the legend as requested.

Comment No. 9 - Where is the discussion of optional benefits? Move the 5-Year Guaranteed Minimum Income Feature to its own optional benefit line in the Annual Contract Expenses table.

Response No. 9 - We have added the Five-Year Guaranteed Minimum Income Feature as its own benefit in the Annual Contract Expenses table.

Comment No. 10 - Need to show just the maximum charges in the Annual Contract Expenses.

Response No. 10 - We have made this revision as requested.

Comment No. 11 - Under the PRINCIPAL RISKS OF INVESTING IN THE CONTRACT section, add a risk that income values will decrease. Use upper/lower case correctly for the word “Fund” in the Tax Consequences risk and make the last sentence its own risk for short-term investment.

Response No. 11 - We added the following risk regarding income values decreasing “Account Value Risk - You bear the risk of any decline in the Account Value caused by the performance of the underlying Funds held by the Subaccounts.” In the Tax Consequences risk, we changed the word “fund” and made the last sentence its own risk titled “Short-Term Investment.”

U.S. Securities and Exchange Commission

Comment No. 12 - Add Voya’s Customer Service contact number and website in The Variable Investment Options subsection of THE INVESTMENT OPTIONS section.

Response No. 12 - We have made this revision as requested.

Comment No. 13 - Add disclosure in the Selection of Underlying Funds subsection of THE INVESTMENT OPTIONS section referring to plan-specific docs for plan-specific funds.

Response No. 13 - We have added disclosure referring to funds available to the participant based on employer and state approval.

Comment No. 14 - In the Transaction Fees subsection under the CHARGES AND FEES section address the surrender charge.

Response No. 14 - We have addressed the surrender charge as requested.

Comment No. 15 - Under the Early Withdrawal Charge, not sure what total withdrawal charge is, may need to footnote.

Response No. 15 - We have clarified what the total withdrawal charge is.

Comment No. 16 - In the Early Withdrawal Charge Schedule, how are the number of years from contract effective date determined, please define.

Response No. 16 - We have revised the paragraph to define the number of years from contract effective date.

Comment No. 17 - Unclear if the Five-Year Guaranteed Minimum Income Charge is a benefit. If it is, add it as an optional benefit under the BENEFITS AVAILABLE UNDER THE CONTRACT section.

Response No. 17 - This is an optional benefit; we have added it as an available option under the BENEFITS AVAILABLE UNDER THE CONTRACT section.

Comment No. 18 - Under the Fund Fees and Expenses subsection it mentions advisory fees. Is this advisor sold, or is it just an advisor fee?

Response No. 18 - It is not advisor sold; these are just the advisor fees.

Comment No. 19 - The footnote for Initiating Income Payments is not prominent enough.

Response No. 19 - We have moved the footnote to make it more prominent.

Comment No. 20 - Specify when you can select the Five-Year Guaranteed Minimum Income Feature.

Response No. 20 - We have revised to say you can select this feature at issue. Also if you select this feature, you may not make any withdrawals under the Contract.

U.S. Securities and Exchange Commission

Comment No. 21 - Need an example for the Five-Year Guaranteed Minimum Income Feature as to how the income charge will apply for the first five contract years.

Response No. 21 - We will include the example in the 485(b) filing.

Comment No. 22 - Make requested changes to APPENDIX A: FUNDS AVAILABLE UNDER THE CONTRACT.

Response No. 22 - We have made all revisions as requested.

Comment No. 23 - Delete “Disclosure in the appendix regarding the fixed dollar option has not be reviewed by the SEC” from Appendix B.

Response No. 23 - We have deleted this sentence as requested.

Comment No. 24 - Add Contract ID to HOW TO GET MORE INFORMATION section.

Response No. 24 - We have added the Contract ID to this section as requested.

Comment No. 25 - Make following changes in PART C of the Registration Statement: (1) hyperlink agreements to SEC website; (2) in officers/directors list don’t show “work from home”; and (3) on signature page add Charles Nelson’s signature block for both the Registrant and Depositor.

Response No. 25 - The hyperlinks will be added to the 485(b) filings. We have revised the officers/directors list and the signature page as requested.

If you have any questions, please call me at 860-580-1631.

Sincerely,

/s/ Peter M. Scavongelli

Peter M. Scavongelli